Exhibit 99.18

PACIFIC THERAPEUTICS LTD. ANNOUNCES NEW CFO

VANCOUVER, BRITISH COLUMBIA - April 27,  2016 - Pacific Therapeutics Ltd. (CSE:PT) (OTC:PCFTF) (FSE: 1P3) ("Pacific" or  the "Company") is pleased to announce the appointment of Mr. Abbey Abdiye as Chief Financial Officer (CFO)  following Mr. Derick Sinclair’s resignation as CFO.

Mr. Abdiye is an experienced finance professional, holding a  CPA designation. He has years of experience with both private and public companies. He is currently CFO of BioMark Diagnostics Inc. (CSE: BUX), a   leading cancer diagnostic company in Phase III  trials.

With respect to Mr. Abdiye’s appointment, Robert Horsley, the Company’s CEO stated: “We are pleased to bring someone with Abbey’s background and track record of success to Pacific Therapeutics. We also would like to thank Mr. Derick Sinclair, the outgoing CFO, for his work and efforts. We wish him the best  in his future endeavors. He will remain on the Board of Directors.”

About Pacific Therapeutics Ltd.

Pacific Therapeutics Ltd. is an early stage Vancouver-based  pharmaceutical company focused on developing an herbal supplement, BP120, which is aimed at the treatment of immune deficiency and hypertension.

For further information, please contact: Robert Horsley, Director &  CEO
rnpshorsley@gmail.com
(604)  559-8051

The Canadian  Securities Exchange (operated  by CNSX  Markets Inc.) has neither approved  nor disapproved  of the contents of this press release.

FORWARD LOOKING STATEMENTS

Certain   statements included   in   this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions  “anticipate”, “believe”, “plan”,  “estimate”,  “expect”,  “intend”,  “may”,  “should” and  similar expressions to  the extent they relate to  the Company or its management. The forward-looking statements are not historical  facts but reflect current expectations regarding  future results or events. This  press  release contains  forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown  risks, uncertainties and other  factors.

Readers should  not place undue reliance on  the Company’s forward-looking statements, as the Company’s actual   results, performance or achievements may differ materially from any future results, performance or achievements expressed   or implied   by such   forward-looking statements if   known or   unknown risks, uncertainties or   other   factors affect   the Company’s business, or   if   the Company’s estimates or  assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such  forward-looking statements will  materialize. Factors that could cause actual results to differ materially   from those in forward looking statements include, the timing and receipt   of  government and  regulatory approvals, the impact of competitive products and  pricing, new product development, and  uncertainties related  to the regulatory approval process, and continued availability of  capital and financing and general economic, market  or  business conditions, and  fees charged  by service providers. The forward-looking statements included in this  news  release are made as  of the date hereof and the Company disclaims any intention  or obligation  to  update or revise any forward-looking statements, whether as a result of new information, future events or  otherwise, except  as expressly required by applicable  securities  laws.